

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Timothy G. Dixon
President and Chief Executive Officer
Therapeutic Solutions International, Inc.
701 Wild Rose Lane
Elk City, Idaho 83525

> **Re: Therapeutic Solutions International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 8, 2022**
> **File No. 333-268070**

Dear Timothy G. Dixon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

Form S-1 filed December 8, 2022

The Offering, page 6

1. We note your revisions in response to our prior comment 7, including your addition to the cover page that the selling shareholder is offering up to 555,000,000 shares of common stock. However, the Offering Summary on page 6 states that up to 216,001,530 shares of common stock may be offered by the selling stockholders. Please revise to reconcile the discrepancy in the amount of shares covered by this registration statement. Please also revise the filing fee table and the legal opinion to reflect the number of shares covered by this registration statement.

Risk Factors, page 20

2.   We note your response to our prior comment number 5 and the two risk factors added to page 25. We note these risk factors relate to your inability to determine the exact number of shares that will be issued under the agreement and effect on stock price. Please revise to explain the risk concerning the possibility that you may not have access to the full amount available to you under the equity line, which is $10 million.

Selling Shareholders, page 53

3.   We note that "Percentage of Common Stock Owned Before Offering" and "Amount to Be Beneficially Owned After the Offering" columns of your selling shareholder table references footnote 1 and 2 respectively, but there do not appear to be any corresponding footnotes in this section. We also note that your Total Row does not reflect the total amount or percentage of common stock owned by GHS before the offering. Please revise these apparent discrepancies.

Plan of Distribution, page 57

4.   We note your disclosure that Regulation M limits "the timing of purchases and sales of the securities by the selling stockholder." Please revise this section to specifically disclose that Regulation M may prohibit GHS and any other distribution participants that are participating in the distribution of the company's securities from purchasing shares in the open market while the equity line is in effect.

Exhibits

5.   We note your response to our prior comment 9 and reissue. It appears that your Exhibit 1.1, Securities Purchase Agreement is still not text-searchable. Please refile this exhibit in the proper text-searchable format.

General

6.   We note you have removed most references to incorporating by reference (on page 31 you still refer to your Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Form 10-Q for quarter ending September 30, 2022 filed as Exhibits 13.1 and 13.2), however, information required by Form S-1 is still missing, notably Item 301 of Regulation S-K. Please revise to provide this information.

   Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and
            Services

cc: Hugh Kelso, Esq.